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December 28, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Capital Trust (the "Trust")

Fidelity Capital Appreciation Fund
Fidelity Disciplined Equity Fund
Fidelity Focused Stock Fund
Fidelity Small Cap Independence Fund
Fidelity Stock Selector
Fidelity Value Fund (the "Funds")

File Nos. 002-61760 and 811-02841

Post-Effective Amendment No. 98

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectuses for Fidelity Capital Appreciation Fund, Fidelity Disciplined Equity Fund, Fidelity Focused Stock Fund, Fidelity Small Cap Independence Fund, Fidelity Stock Selector, and Fidelity Value Fund. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.